Contact

www.linkedin.com/in/cathy-berry-35a953237 (LinkedIn)

Cathy Berry

Managing Director at Baldwin Investment Management
Randolph, Vermont, United States

Experience

Baldwin Investment Management
Managing Director
July 1999 - present